Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

September 7, 2018

The Boards of Directors

1895 Bancorp of Wisconsin, Inc.

PyraMax Bank, FSB

7001 West Edgerton Avenue

Greenfield, Wisconsin 53220

Re: Subscription Rights – 1895 Bancorp of Wisconsin, Inc.

To the Boards:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of 1895 Bancorp of Wisconsin, Inc. (the “Corporation”), in regard to the stock offering of the Corporation.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors and certain borrowers of PyraMax Bank, FSB and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)	The subscription rights will have no ascertainable fair market value, and;

(2)	The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

Michael R. Keller
President

MRK:jmm